FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT No. 1
to
ANNUAL REPORT OF
THE REPUBLIC OF ARGENTINA

(Name of Registrant)

Date of end of last fiscal year: December 31, 2015

SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

Andrés de la Cruz
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006

*	The Registrant is filing this amendment No.1 to its annual report on a voluntary basis.

Explanatory Note

This amendment to the Republic of Argentina’s (the “Republic”) Annual Report on Form 18-K for the year ended December 31, 2015 (the “Annual Report”) comprises:

(a)        Pages numbered 1 to 4 consecutively.

(b)       The following exhibit:

Exhibit 1	Recent Developments

This amendment to the Annual Report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant, the Republic of Argentina, has duly caused this annual report or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Buenos Aires, Argentina, on the 23rd day of September 2016.

THE REPUBLIC OF ARGENTINA

By:	/s/ LUIS A. CAPUTO
Name:	Luis A. Caputo
Title:	Secretary of Finance of the Ministry of the Treasury of the Republic of Argentina

Exhibit Index

Exhibit 1:	Recent Developments